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                          July 3, 2023

       Gerald Plush
       Chairman, Chief Executive Officer and President
       Amerant Bancorp Inc.
       220 Alhambra Circle,
       Coral Gables, Florida 33134

                                                        Re: Amerant Bancorp
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on June 23,
2023
                                                            File No. 333-272886

       Dear Gerald Plush:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aisha
Adegbuyi at 202-551-8754 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Arturo H. Banegas Masi